Vasant Prabhu

VICE CHAIRMAN & CHIEF FINANCIAL OFFICER

T 203 351 2517 / F 203 351 2469

E vasant.prabhu@starwoodhotels.com

one starpoint

stamford, ct 06902

united states

June 7, 2013

Mr. Daniel L. Gordon

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Mr. Jorge L. Bonilla

Staff Accountant

Division of Corporation Finance

Re:	Starwood Hotels & Resorts Worldwide, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 21, 2013
File No. 001-07959

Dear Mr. Gordon and Mr. Bonilla:

We refer to the letter dated June 3, 2013 from Jorge L. Bonilla, Staff Accountant, and Daniel L. Gordon, Branch Chief, of the Division of Corporation Finance, United States Securities and Exchange Commission (the “Staff”), to Vasant M. Prabhu (the “Letter”) relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”), filed by Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (“Starwood” or the “Company”). We are following up with this letter that contains our response to the Staff’s comment contained in the Letter. For ease of reference, the Staff’s comment is set forth in its entirety along with our response.

Form 10-K for the Fiscal Year Ended December 31, 2012 filed February 21, 2013

Note 18. Discontinued Operations, F-32:

Comment:

1.	With respect to the five wholly owned hotels sold in 2012, please tell us how you considered ASC 205-20-45-3 and 205-20-50-1 as it relates to the presentation of the results of operations and disclosure of revenues of these properties.

Response:

We considered the presentation and disclosure provisions of ASC 205-20-45-3 and 205-20-50-1 in connection with the sale of the five wholly-owned hotels in 2012. As a result of our quantitative and qualitative analysis, we concluded that the revenues and operating results from these five sold properties were not material to our consolidated revenues, income from continuing operations before taxes , or any other relevant line item. As such, we elected not to disclose the revenue amounts or reclassify the operating results to discontinued operations.

Our materiality considerations were as follows:

•

The revenues and operating results from the five wholly-owned hotels sold in 2012 as a percentage of our consolidated revenues and income from continuing operations before taxes was approximately 1% for the year ended December 31, 2012 and less than 2% for the years ended 2011 and 2010.

•	Qualitatively, we concluded that not reclassifying or disclosing amounts:

•	does not change the overall result of earnings from a loss to income or vice versa

•	does not change the overall trend in earnings

•	does not change analyst consensus or expectations on the Company

•	does not affect the Company’s compliance with loan covenants or other contractual requirements

•	does not impact management’s compensation

•	does not mislead the financial statement user

We confirm that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and, we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with any of the foregoing, please call me at (203) 351-2517 or Alan Schnaid, Senior Vice President and Corporate Controller, at (480) 905-4610. Facsimile transmissions may be sent to either one of us at (203) 351-2469 or (480) 905-4820.

Very truly yours, STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

By:	/s/ Vasant Prabhu
Vasant Prabhu
Vice Chairman and Chief Financial Officer